04015099

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. D.C.
153

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40623

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Döding & Partners Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Weissdornweg 35
(No. and Street)

Pulheim (City) Germany (State) 50259 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jürgen Döding + 49223815852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reinhard Bühler
(Name – *if individual, state last, first, middle name*)

andstrasse 74 (Address) Rommerskirchen (City) (State) 41569 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jürgen Döding, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Döding & Partners, Brokerage Inc., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIPL.-OEC. REINHARD BÜHLER
WIRTSCHAFTSPRÜFER UND STEUERBERATER

Dipl.-Oec. Reinhard Bühler · Landstraße 74 · 41569 Rommerskirchen

Doding & Partners
Brokerage Inc.
Weissdornweg 35

50259 Pulheim

Landstraße 74
41569 Rommerskirchen

Telefon 0 21 83 / 67 22

den 27.02.04
Unsere Zeichen B/Kr

Independent Auditors' Report

Board of Directors
Doding & Partners Brokerage, Inc.

I have audited the accompanying statement of financial condition of Doding & Partners, Inc., as of December 31, 2003 and the related statements of income (loss), changes in ownership equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about wether the financial statements are free of material misstatement. An audit includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

DIPL.-OEC. REINHARD BÜHLER · WIRTSCHAFTSPRÜFER

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Doding & Partners Brokerage, Inc. as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation for determination of reserve requirements for broker dealers under Rule 15 c 3 - 3, ownership equity, and reconciliation of the computation of net capital under Rule 15 c 3-1 and computation for determination of the reserve requirements under Exhibit A of Rule 15 c 3-3 at December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rommerskirchen,
February 27, 2004

DIPL.-OEC. REINHARD BÜHLER
WIRTSCHAFTS-PRÜFER
SIEGEL
ROMMERSKIRCHEN

Bühler
Wirtschaftsprüfer

INDEPENDENT AUDITORS' REPORT
INTERNAL CONTROL STRUCTURE

In planning and performing my audit of the financial statements of Doding & Partners Brokerage, Inc. for the year ended December 31, 2003 (on which I have issued the report dated February 27, 2004), I considered its internal control structure in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17 a-5 (g) (1) of the Securities and Exchange Commission (the Commission), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Doding & Partners, Inc. that I considered relevant to the objectives stated in Rule 17 a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17 a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15 c 3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, accounts, verifications, and the recordation of differences required by Rule 17 a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess wether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17 a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purpose. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17 a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Doding & Partners Brokerage, Inc.
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Significant Accounting Policies

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15 c 3-3 (k) (2) (ii) which provides that all the funds and securities belonging to the Company's customers are to be handled by a correspondent broker-dealer.

Commission revenue and expense are recorded on a settlement date basis, generally the fifth business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15 c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
At December 31, 2003, the Company had net capital of approximately $ 11.571,--.

Note 3 - Possession or Control Requirements

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15 c 3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the correspondent broker who carries the customer accounts; therefore, the Company does not to have any possession or control of customer funds or securities.

Supplemental Information
Pursuant to Rule 17 a-5 of the
Securities Exchange Act of 1934
For the year January 1, 2003
to December 31, 2003

Doding & Partners Brokerage, Inc.
A Reconciliation of the Computation of
Net Capital Under Rule 15 c 3-1 and the
Computation for Determination of the
Reserve Requirements under Exhibit A of
Rule 15 c 3-3 as of December 31, 2003

There were no material differences.

The preceding notes form an integral part of this supplemental information.

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: DODING & PARTNERS BROKERAGE, I [0013]

SEC File Number: 8- 40623 [0014]

Address of Principal Place of Business: WEISSDORNWEG 35 [0020]

D-50259 PULHEIM-S [0021] [0022] D-50667 [0023]

Firm ID: 23670 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: JERRY M. HILL, FINOP [0030] Phone: 888-652-6622 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	[0200]		0 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	5,007 [0295]		
B. Other	6,688 [0300]	[0550]	11,695 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			
			0

	market value of collateral:			
	A. **Exempted securities** [0170]			
	B. **Other securities** [0180]			
8.	Memberships in exchanges:			
	A. **Owned, at market** [0190]			
	B. **Owned, at cost**		[0650]	
	C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	11,695 [0540]	0 [0740]	11,695 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity**			

(15c3-1(d)) of

[1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	8,000 [1792]
	C. Additional paid-in capital	7,000 [1793]
	D. Retained earnings	-3,305 [1794]
	E. Total	11,695 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	11,695 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	11,695 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**	10,382	[3938]
	c. **All other securities commissions**	22,519	[3939]
	d. **Total securities commissions**	32,901	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts	-167	[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	79	[3995]
9.	Total revenue	32,813	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	15,200	[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers	14,061	[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses		[4195]
15.	Other expenses	600	[4100]
16.	Total expenses	29,861	[4200]

NET INCOME

2,952

18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		2,952 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-1,255 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		11,695 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		11,695 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		11,695 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		11,695 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	

2. **Debt securities**		[3733]	
3. **Options**		[3730]	
4. **Other securities**		124 [3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-124 [3740]
10. Net Capital			11,571 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	0 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	6,571 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	11,571 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts (List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]

19.	Total aggregate indebtedness	0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			8,741 [4240]
	A.	Net income (loss)		2,952 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			11,693 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

9:55 AM
[illegible]/19/04
Accrual Basis

Doding & Partners Brokerage, Inc.
Balance Sheet
As of December 31, 2003

	Dec 31, 03
ASSETS	
Current Assets	
Checking/Savings	
11200-SSE CEF Money Market	6,187.63
11201-SWS Clearing Deposit	5,006.96
11300 - Securities Owned	500.00
Total Checking/Savings	11,694.59
Total Current Assets	11,694.59
TOTAL ASSETS	**11,694.59**
LIABILITIES & EQUITY	
Equity	
39004-Capital Stock	8,000.00
39005-Retained Earnings	-8,595.64
39006-Paid In Capital	7,000.00
Retained Earnings	592.10
Net Income	4,698.13
Total Equity	11,694.59
TOTAL LIABILITIES & EQUITY	**11,694.59**

8:56 AM
02/19/04
Accrual Basis

Doding & Partners Brokerage, Inc.
Balance Sheet
As of December 31, 2003

	Dec 31, 03
ASSETS	
Current Assets	
Checking/Savings	
11200-SSE CEF Money Market	6,187.63
11201-SWS Clearing Deposit	5,006.96
11300 - Securities Owned	500.00
Total Checking/Savings	11,694.59
Total Current Assets	11,694.59
TOTAL ASSETS	**11,694.59**
LIABILITIES & EQUITY	
Equity	
39004-Capital Stock	8,000.00
39005-Retained Earnings	-8,595.64
39006-Paid in Capital	7,000.00
Retained Earnings	592.10
Net Income	4,698.13
Total Equity	11,694.59
TOTAL LIABILITIES & EQUITY	**11,694.59**

9:56 AM
02/19/04
Accrual Basis

Doding & Partners Brokerage, Inc.
Profit & Loss
January through December 2003

	Jan - Dec 03
Ordinary Income/Expense	
Income	
40101- Income NYSE Stocks	2,339.05
40103-Income ASE Options	3,137.34
40106 - Other Options	27,171.45
40107-Income-Other Markets	7,843.31
40108-Income CBOE	11,449.03
40109-Income-OTC Stock	7,698.51
40114-Income-Other Exchanges	5,606.09
40120 - Income NYSE Options	209.03
40126-Income - Non Trades	384.07
42000-Investment P/L	-454.17
44000-Interest on Deposit	13.51
44001-Interest on Company A/C	2.73
44002 - Miscellaneous Income	49.10
Total Income	65,449.05
Expense	
61600-Commissions Paid	32,350.00
61601-Broker Clearance Paid	25,402.40
63250 - Postage/Delivery	56.52
63300 - Broker Compliance	2,942.00
Total Expense	60,750.92
Net Ordinary Income	4,698.13
Net Income	**4,698.13**

9:56 AM
02/19/04
Accrual Basis

Doding & Partners Brokerage, Inc.
Profit & Loss
October through December 2003

	Oct - Dec 03
Ordinary Income/Expense	
Income	
40103-Income ASE Options	1,339.75
40106 - Other Options	13,947.49
40107-Income-Other Markets	1,973.01
40108-Income CBOE	8,999.47
40109-Income-OTC Stock	4,760.74
40114-Income-Other Exchanges	1,837.41
40120 - Income NYSE Options	44.00
40126-Income - Non Trades	26.50
42000-Investment P/L	-166.67
44000-Interest on Deposit	1.88
44001-Interest on Company A/C	0.70
44002 - Miscellaneous Income	49.10
Total Income	32,813.38
Expense	
61600-Commissions Paid	15,200.00
61601-Broker Clearance Paid	14,060.66
63300 - Broker Compliance	600.00
Total Expense	29,860.66
Net Ordinary Income	2,952.72
Net Income	**2,952.72**

9:57 AM
02/19/04

Doding & Partners Brokerage, Inc.
Statement of Cash Flows
January through December 2003

	Jan - Dec 03
OPERATING ACTIVITIES	
Net Income	4,698.13
Net cash provided by Operating Activities	4,698.13
Net cash increase for period	4,698.13
Cash at beginning of period	6,996.46
Cash at end of period	**11,694.59**

9:56 AM
02/19/04
Accrual Basis

DodING & Partners Brokerage, Inc.
Trial Balance
As of December 31, 2003

	Dec 31, 03	
	Debit	Credit
11200-SSE CEF Money Market	6,187.63	
11201-SWS Clearing Deposit	5,006.96	
11300 - Securities Owned	500.00	
11400 - Unrealized G/L	0.00	
39004-Capital Stock		8,000.00
39005-Retained Earnings	8,595.64	
39006-Paid in Capital		7,000.00
Retained Earnings		592.10
40101- Income NYSE Stocks		2,339.05
40103-Income ASE Options		3,137.34
40106 - Other Options		27,171.45
40107-Income-Other Markets		7,843.31
40108-Income CBOE		11,449.03
40109-Income-OTC Stock		7,698.51
40114-Income-Other Exchanges		5,606.09
40120 - Income NYSE Options		209.03
40126-Income - Non Trades		384.07
42000-Investment P/L	454.17	
44000-Interest on Deposit		13.51
44001-Interest on Company A/C		2.73
44002 - Miscellaneous Income		49.10
61600-Commissions Paid	32,350.00	
61601-Broker Clearance Paid	25,402.40	
63250 - Postage/Delivery	56.52	
63300 - Broker Compliance	2,942.00	
TOTAL	81,495.32	81,495.32

8:46 AM
0[illegible]6/04
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2003

Date	Name	Split	Amount	Balance
11200-SSE CEF Money Market				993.25
1/17/2003	Jurgen Dodgin	61600-Commissio...	-1,100.00	-106.75
1/17/2003	Southwest Securities	40126-Income - N...	106.75	0.00
1/28/2003	Southwest Securities	40109-Income-OT...	2,261.03	2,261.03
1/28/2003	Southwest Securities	61601-Broker Clea...	-801.75	1,459.28
1/31/2003	Southwest Securities	44001-Interest on ...	0.24	1,459.52
2/13/2003	Southwest Securities	61600-Commissio...	-1,300.00	159.52
2/28/2003	Southwest Securities	44001-Interest on ...	0.25	159.77
3/25/2003	Southwest Securities	40114-Income-Ot...	-64.76	95.01
3/25/2003	Southwest Securities	40114-Income-Ot...	64.76	159.77
3/31/2003	Southwest Securities	44001-Interest on ...	0.06	159.83
4/7/2003	Jurgen Dodgin	61600-Commissio...	-150.00	9.83
4/22/2003	Southwest Securities	40101- Income NY...	1,812.78	1,822.61
4/22/2003	Broker Compliance	63300 - Broker Co...	-442.00	1,380.61
4/30/2003	Southwest Securities	44001-Interest on ...	0.10	1,380.71
5/5/2003	Southwest Securities	11201-SWS Clear...	945.00	2,325.71
5/5/2003	Southwest Securities	61600-Commissio...	-1,380.71	945.00
5/5/2003	Southwest Securities	61600-Commissio...	-619.29	325.71
5/13/2003	Southwest Securities	61600-Commissio...	-320.00	5.71
5/27/2003	Southwest Securities	40109-Income-OT...	4,246.12	4,251.83
5/27/2003	Broker Compliance	63300 - Broker Co...	-325.00	3,926.83
5/30/2003	Southwest Securities	44001-Interest on ...	0.17	3,927.00
6/3/2003	Jurgen Dodgin	61600-Commissio...	-2,000.00	1,927.00
6/5/2003	Jurgen Dodgin	61600-Commissio...	-1,100.00	827.00
6/5/2003	Jurgen Dodgin	61600-Commissio...	-680.00	147.00
6/24/2003	Southwest Securities	40109-Income-OT...	3,537.36	3,684.36
6/24/2003	Southwest Securities	63300 - Broker Co...	-318.99	3,365.37
6/30/2003	Southwest Securities	44001-Interest on ...	0.28	3,365.65
7/2/2003	Southwest Securities	61600-Commissio...	-1,500.00	1,865.65
7/22/2003	Southwest Securities	40109-Income-OT...	2,221.50	4,087.15
7/22/2003	Southwest Securities	40126-Income - N...	61.49	4,148.64
7/31/2003	Southwest Securities	44001-Interest on ...	0.34	4,148.98
8/1/2003	Southwest Securities	61600-Commissio...	-400.00	3,748.98
8/5/2003	Southwest Securities	61600-Commissio...	-1,000.00	2,748.98
8/5/2003	Southwest Securities	61600-Commissio...	-1,300.00	1,448.98
8/8/2003	Southwest Securities	61600-Commissio...	-900.00	548.98
8/26/2003	Southwest Securities	40101- Income NY...	5,187.69	5,736.67
8/26/2003	Southwest Securities	40126-Income - N...	-533.90	5,202.77
8/29/2003	Southwest Securities	44001-Interest on ...	0.19	5,202.96
9/5/2003	Southwest Securities	61600-Commissio...	-2,200.00	3,002.96
9/18/2003	Southwest Securities	61601-Broker Clea...	-25.00	2,977.96
9/22/2003	Southwest Securities	61600-Commissio...	-1,200.00	1,777.96
9/23/2003	Southwest Securities	40109-Income-OT...	2,210.23	3,988.19
9/23/2003	Southwest Securities	40126-Income - N...	35.70	4,023.89
9/24/2003	Southwest Securities	11300 - Securities...	-487.50	3,536.39
9/30/2003	Southwest Securities	44001-Interest on ...	0.40	3,536.79
10/14/2003	Southwest Securities	11300 - Securities...	-422.88	3,113.91
10/14/2003	Southwest Securities	11300 - Securities...	-563.01	2,550.90
10/16/2003	Southwest Securities	44002 - Miscellan...	49.10	2,600.00
10/16/2003	Southwest Securities	61600-Commissio...	-2,600.00	0.00
10/28/2003	Southwest Securities	40109-Income-OT...	7,006.03	7,006.03
10/28/2003	Southwest Securities	61601-Broker Clea...	-370.96	6,635.07
10/30/2003	Southwest Securities	61600-Commissio...	-200.00	6,435.07
10/31/2003	Southwest Securities	44001-Interest on ...	0.24	6,435.31
10/31/2003	Southwest Securities	61601-Broker Clea...	870.45	7,305.76
11/1/2003	Southwest Securities	61600-Commissio...	-5,000.00	2,305.76
11/28/2003	Southwest Securities	44001-Interest on ...	0.14	2,305.90
11/28/2003	Southwest Securities	61600-Commissio...	-1,600.00	705.90
11/28/2003	Southwest Securities	11300 - Securities...	-447.50	258.40
11/28/2003	Southwest Securities	40109-Income-OT...	5,519.70	5,778.10
11/28/2003	Southwest Securities	61601-Broker Clea...	-710.21	5,067.89
11/28/2003	Southwest Securities	61601-Broker Clea...	820.31	5,888.20
12/1/2003	Southwest Securities	11300 - Securities...	305.13	6,193.33
12/5/2003	Southwest Securities	11300 - Securities...	-450.90	5,742.43
12/5/2003	Southwest Securities	11300 - Securities...	-4,177.50	1,564.93
12/5/2003	Southwest Securities	11300 - Securities...	1,225.47	2,790.40
12/8/2003	Southwest Securities	11300 - Securities...	4,182.30	6,972.70

8:46 AM
02/26/04
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2003

Date	Name	Split	Amount	Balance
12/9/2003	Southwest Securities	11300 - Securities...	-4,072.50	2,900.20
12/9/2003	Southwest Securities	11300 - Securities...	3,887.31	6,787.51
12/9/2003	Jurgen Dodgin	61600-Commissio...	-5,500.00	1,287.51
12/10/2003	Southwest Securities	11300 - Securities...	-394.86	892.65
12/18/2003	Jurgen Dodgin	61600-Commissio...	-300.00	592.65
12/26/2003	Southwest Securities	40109-Income-OT...	5,024.39	5,617.04
12/26/2003	Broker Compliance	63300 - Broker Co...	-300.00	5,317.04
12/26/2003	Southwest Securities	61601-Broker Clea...	408.00	5,725.04
12/29/2003	Southwest Securities	11300 - Securities...	-942.50	4,782.54
12/29/2003	Southwest Securities	11300 - Securities...	1,224.38	6,006.92
12/31/2003	Southwest Securities	44001-Interest on ...	0.32	6,007.24
12/31/2003	Southwest Securities	42000-Investment ...	180.39	6,187.63
Total 11200-SSE CEF Money Market			5,194.38	6,187.63
11201-SWS Clearing Deposit				6,003.21
1/31/2003	Southwest Securities	44000-Interest on ...	2.02	6,005.23
2/28/2003	Southwest Securities	44000-Interest on ...	1.82	6,007.05
3/25/2003	Southwest Securities	40114-Income-Ot...	-64.76	5,942.29
3/31/2003	Southwest Securities	44000-Interest on ...	1.90	5,944.19
4/30/2003	Southwest Securities	44000-Interest on ...	1.56	5,945.75
5/5/2003	Southwest Securities	11200-SSE CEF ...	-945.00	5,000.75
5/30/2003	Southwest Securities	44000-Interest on ...	1.24	5,001.99
6/30/2003	Southwest Securities	44000-Interest on ...	1.08	5,003.07
7/31/2003	Southwest Securities	44000-Interest on ...	0.75	5,003.82
8/29/2003	Southwest Securities	44000-Interest on ...	0.64	5,004.46
9/30/2003	Southwest Securities	44000-Interest on ...	0.62	5,005.08
10/30/2003	Southwest Securities	44000-Interest on ...	0.63	5,005.71
11/28/2003	Southwest Securities	44000-Interest on ...	0.62	5,006.33
12/31/2003	Southwest Securities	44000-Interest on ...	0.63	5,006.96
Total 11201-SWS Clearing Deposit			-996.25	5,006.96
11300 - Securities Owned				0.00
9/24/2003	Southwest Securities	11200-SSE CEF ...	487.50	487.50
9/30/2003	Southwest Securities	42000-Investment ...	-287.50	200.00
10/14/2003	Southwest Securities	11200-SSE CEF ...	422.88	622.88
10/14/2003	Southwest Securities	11200-SSE CEF ...	563.01	1,185.89
10/31/2003	Southwest Securities	42000-Investment ...	-185.89	1,000.00
11/28/2003	Southwest Securities	11200-SSE CEF ...	447.50	1,447.50
11/28/2003	Southwest Securities	42000-Investment ...	427.50	1,875.00
12/1/2003	Southwest Securities	11200-SSE CEF ...	-305.13	1,569.87
12/5/2003	Southwest Securities	11200-SSE CEF ...	450.90	2,020.77
12/5/2003	Southwest Securities	11200-SSE CEF ...	4,177.50	6,198.27
12/5/2003	Southwest Securities	11200-SSE CEF ...	-1,225.47	4,972.80
12/8/2003	Southwest Securities	11200-SSE CEF ...	-4,182.30	790.50
12/9/2003	Southwest Securities	11200-SSE CEF ...	4,072.50	4,863.00
12/9/2003	Southwest Securities	11200-SSE CEF ...	-3,887.31	975.69
12/10/2003	Southwest Securities	11200-SSE CEF ...	394.86	1,370.55
12/29/2003	Southwest Securities	11200-SSE CEF ...	942.50	2,313.05
12/29/2003	Southwest Securities	11200-SSE CEF ...	-1,224.38	1,088.67
12/31/2003	Southwest Securities	42000-Investment ...	-588.67	500.00
Total 11300 - Securities Owned			500.00	500.00
11400 - Unrealized G/L				0.00
Total 11400 - Unrealized G/L				0.00
39004-Capital Stock				-8,000.00
Total 39004-Capital Stock				-8,000.00
39005-Retained Earnings				8,595.64
Total 39005-Retained Earnings				8,595.64
39006-Paid In Capital				-7,000.00
Total 39006-Paid In Capital				-7,000.00

8:46 AM
02/[illegible]/04
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2003

Date	Name	Split	Amount	Balance
Opening Bal Equity				0.00
Total Opening Bal Equity				0.00
Retained Earnings				-592.10
Total Retained Earnings				-592.10
40101- Income NYSE Stocks				0.00
4/22/2003	Southwest Securities	-SPLIT-	-219.06	-219.06
8/26/2003	Southwest Securities	-SPLIT-	-2,119.99	-2,339.05
Total 40101- Income NYSE Stocks			-2,339.05	-2,339.05
40103-Income ASE Options				0.00
1/28/2003	Southwest Securities	40109-Income-OT...	-178.06	-178.06
6/24/2003	Southwest Securities	40109-Income-OT...	-85.00	-263.06
7/22/2003	Southwest Securities	40109-Income-OT...	-453.70	-716.76
8/26/2003	Southwest Securities	40101- Income NY...	-206.99	-923.75
9/23/2003	Southwest Securities	40109-Income-OT...	-873.84	-1,797.59
10/28/2003	Southwest Securities	40109-Income-OT...	-634.04	-2,431.63
11/28/2003	Southwest Securities	40109-Income-OT...	-629.71	-3,061.34
12/26/2003	Southwest Securities	40109-Income-OT...	-76.00	-3,137.34
Total 40103-Income ASE Options			-3,137.34	-3,137.34
40104 - Income Margin Interest				0.00
Total 40104 - Income Margin Interest				0.00
40106 - Other Options				0.00
1/28/2003	Southwest Securities	40109-Income-OT...	-1,313.37	-1,313.37
3/25/2003	Southwest Securities	40114-Income-Ot...	-620.92	-1,934.29
4/22/2003	Southwest Securities	40101- Income NY...	-502.89	-2,437.18
5/27/2003	Southwest Securities	40109-Income-OT...	-782.82	-3,220.00
6/24/2003	Southwest Securities	40109-Income-OT...	-2,973.04	-6,193.04
7/22/2003	Southwest Securities	40109-Income-OT...	-2,362.39	-8,555.43
8/26/2003	Southwest Securities	40101- Income NY...	-3,009.78	-11,565.21
9/23/2003	Southwest Securities	40109-Income-OT...	-1,658.75	-13,223.96
10/28/2003	Southwest Securities	40109-Income-OT...	-7,051.78	-20,275.74
11/28/2003	Southwest Securities	40109-Income-OT...	-4,899.58	-24,975.32
12/26/2003	Southwest Securities	40109-Income-OT...	-2,196.13	-27,171.45
Total 40106 - Other Options			-27,171.45	-27,171.45
40107-Income-Other Markets				0.00
1/28/2003	Southwest Securities	40109-Income-OT...	-756.96	-756.96
4/22/2003	Southwest Securities	40101- Income NY...	-568.47	-1,325.43
5/27/2003	Southwest Securities	40109-Income-OT...	-2,496.12	-3,821.55
6/24/2003	Southwest Securities	40109-Income-OT...	-630.42	-4,451.97
7/22/2003	Southwest Securities	40109-Income-OT...	-90.26	-4,542.23
8/26/2003	Southwest Securities	40101- Income NY...	-1,328.07	-5,870.30
10/28/2003	Southwest Securities	40109-Income-OT...	-680.35	-6,550.65
11/28/2003	Southwest Securities	40109-Income-OT...	-845.08	-7,395.73
12/26/2003	Southwest Securities	40109-Income-OT...	-447.58	-7,843.31
Total 40107-Income-Other Markets			-7,843.31	-7,843.31
40108-Income CBOE				0.00
1/28/2003	Southwest Securities	40109-Income-OT...	-302.96	-302.96
3/25/2003	Southwest Securities	40114-Income-Ot...	-212.60	-515.56
4/22/2003	Southwest Securities	40101- Income NY...	-96.08	-611.64
5/27/2003	Southwest Securities	40109-Income-OT...	-57.74	-669.38
6/24/2003	Southwest Securities	40109-Income-OT...	-940.45	-1,609.83
7/22/2003	Southwest Securities	40109-Income-OT...	-160.02	-1,769.85
8/26/2003	Southwest Securities	40101- Income NY...	-112.52	-1,902.37
9/23/2003	Southwest Securities	40109-Income-OT...	-547.19	-2,449.56
10/28/2003	Southwest Securities	40109-Income-OT...	-2,812.82	-5,262.38
11/28/2003	Southwest Securities	40109-Income-OT...	-2,660.79	-7,923.17
12/26/2003	Southwest Securities	40109-Income-OT...	-3,525.86	-11,449.03

8:48 AM
02/26/04
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2003

Date	Name	Split	Amount	Balance
Total 40108-Income CBOE			-11,449.03	-11,449.03
40109-Income-OTC Stock				0.00
1/28/2003	Southwest Securities	-SPLIT-	-106.00	-106.00
5/27/2003	Southwest Securities	-SPLIT-	-1,167.61	-1,273.61
6/24/2003	Southwest Securities	-SPLIT-	-887.95	-2,161.56
7/22/2003	Southwest Securities	-SPLIT-	-578.38	-2,739.94
9/23/2003	Southwest Securities	-SPLIT-	-197.83	-2,937.77
10/28/2003	Southwest Securities	-SPLIT-	-1,136.42	-4,074.19
11/28/2003	Southwest Securities	-SPLIT-	-1,169.54	-5,243.73
12/26/2003	Southwest Securities	-SPLIT-	-2,454.78	-7,698.51
Total 40109-Income-OTC Stock			-7,698.51	-7,698.51
40112 - Mutual Funds				0.00
Total 40112 - Mutual Funds				0.00
40114-Income-Other Exchanges				0.00
1/28/2003	Southwest Securities	40109-Income-OT...	-1,269.43	-1,269.43
3/25/2003	Southwest Securities	-SPLIT-	-262.21	-1,531.64
4/22/2003	Southwest Securities	40101- Income NY...	-1,044.53	-2,576.17
5/27/2003	Southwest Securities	40109-Income-OT...	-823.33	-3,399.50
8/26/2003	Southwest Securities	40101- Income NY...	-83.56	-3,483.06
9/23/2003	Southwest Securities	40109-Income-OT...	-285.62	-3,768.68
10/28/2003	Southwest Securities	40109-Income-OT...	-493.62	-4,262.30
11/28/2003	Southwest Securities	40109-Income-OT...	-983.75	-5,246.05
12/26/2003	Southwest Securities	40109-Income-OT...	-360.04	-5,606.09
Total 40114-Income-Other Exchanges			-5,606.09	-5,606.09
40120 - Income NYSE Options				0.00
8/26/2003	Southwest Securities	40101- Income NY...	-165.03	-165.03
12/26/2003	Southwest Securities	40109-Income-OT...	-44.00	-209.03
Total 40120 - Income NYSE Options			-209.03	-209.03
40125 - All other Comm.				0.00
Total 40125 - All other Comm.				0.00
40126-Income - Non Trades				0.00
1/17/2003	Southwest Securities	11200-SSE CEF ...	-106.75	-106.75
7/22/2003	Southwest Securities	-SPLIT-	-130.39	-237.14
8/26/2003	Southwest Securities	-SPLIT-	-84.73	-321.87
9/23/2003	Southwest Securities	11200-SSE CEF ...	-35.70	-357.57
10/28/2003	Southwest Securities	61601-Broker Clea...	-16.77	-374.34
11/28/2003	Southwest Securities	61601-Broker Clea...	-9.73	-384.07
Total 40126-Income - Non Trades			-384.07	-384.07
42000-Investment P/L				0.00
9/30/2003	Southwest Securities	11300 - Securities...	287.50	287.50
10/31/2003	Southwest Securities	11300 - Securities...	185.89	473.39
11/28/2003	Southwest Securities	11300 - Securities...	-427.50	45.89
12/31/2003	Southwest Securities	11300 - Securities...	588.67	634.56
12/31/2003	Southwest Securities	11200-SSE CEF ...	-180.39	454.17
Total 42000-Investment P/L			454.17	454.17
44000-Interest on Deposit				0.00
1/31/2003	Southwest Securities	11201-SWS Clear...	-2.02	-2.02
2/28/2003	Southwest Securities	11201-SWS Clear...	-1.82	-3.84
3/31/2003	Southwest Securities	11201-SWS Clear...	-1.90	-5.74
4/30/2003	Southwest Securities	11201-SWS Clear...	-1.56	-7.30
5/30/2003	Southwest Securities	11201-SWS Clear...	-1.24	-8.54
6/30/2003	Southwest Securities	11201-SWS Clear...	-1.08	-9.62
7/31/2003	Southwest Securities	11201-SWS Clear...	-0.75	-10.37
8/29/2003	Southwest Securities	11201-SWS Clear...	-0.64	-11.01
9/30/2003	Southwest Securities	11201-SWS Clear...	-0.62	-11.63
10/30/2003	Southwest Securities	11201-SWS Clear...	-0.63	-12.26

8:48 AM
02/[illegible]/04
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2003

	Date	Name	Split	Amount	Balance
	11/28/2003	Southwest Securities	11201-SWS Clear...	-0.62	-12.88
	12/31/2003	Southwest Securities	11201-SWS Clear...	-0.63	-13.51
Total 44000-Interest on Deposit				-13.51	-13.51
44001-Interest on Company A/C					0.00
	1/31/2003	Southwest Securities	11200-SSE CEF ...	-0.24	-0.24
	2/28/2003	Southwest Securities	11200-SSE CEF ...	-0.25	-0.49
	3/31/2003	Southwest Securities	11200-SSE CEF ...	-0.06	-0.55
	4/30/2003	Southwest Securities	11200-SSE CEF ...	-0.10	-0.65
	5/30/2003	Southwest Securities	11200-SSE CEF ...	-0.17	-0.82
	6/30/2003	Southwest Securities	11200-SSE CEF ...	-0.28	-1.10
	7/31/2003	Southwest Securities	11200-SSE CEF ...	-0.34	-1.44
	8/29/2003	Southwest Securities	11200-SSE CEF ...	-0.19	-1.63
	9/30/2003	Southwest Securities	11200-SSE CEF ...	-0.40	-2.03
	10/31/2003	Southwest Securities	11200-SSE CEF ...	-0.24	-2.27
	11/28/2003	Southwest Securities	11200-SSE CEF ...	-0.14	-2.41
	12/31/2003	Southwest Securities	11200-SSE CEF ...	-0.32	-2.73
Total 44001-Interest on Company A/C				-2.73	-2.73
44002 - Miscellaneous Income					0.00
	10/16/2003	Southwest Securities	11200-SSE CEF ...	-49.10	-49.10
Total 44002 - Miscellaneous Income				-49.10	-49.10
44003 - Miscellaneous Income					0.00
Total 44003 - Miscellaneous Income					0.00
44004 - Dividend Income					0.00
Total 44004 - Dividend Income					0.00
61600-Commissions Paid					0.00
	1/17/2003	Jurgen Dodgin	11200-SSE CEF ...	1,100.00	1,100.00
	2/13/2003	Southwest Securities	11200-SSE CEF ...	1,300.00	2,400.00
	4/7/2003	Jurgen Dodgin	11200-SSE CEF ...	150.00	2,550.00
	5/5/2003	Southwest Securities	11200-SSE CEF ...	1,380.71	3,930.71
	5/5/2003	Southwest Securities	11200-SSE CEF ...	619.29	4,550.00
	5/13/2003	Southwest Securities	11200-SSE CEF ...	320.00	4,870.00
	6/3/2003	Jurgen Dodgin	11200-SSE CEF ...	2,000.00	6,870.00
	6/5/2003	Jurgen Dodgin	11200-SSE CEF ...	1,100.00	7,970.00
	6/5/2003	Jurgen Dodgin	11200-SSE CEF ...	680.00	8,650.00
	7/2/2003	Southwest Securities	11200-SSE CEF ...	1,500.00	10,150.00
	8/1/2003	Southwest Securities	11200-SSE CEF ...	400.00	10,550.00
	8/5/2003	Southwest Securities	11200-SSE CEF ...	1,000.00	11,550.00
	8/5/2003	Southwest Securities	11200-SSE CEF ...	1,300.00	12,850.00
	8/8/2003	Southwest Securities	11200-SSE CEF ...	900.00	13,750.00
	9/5/2003	Southwest Securities	11200-SSE CEF ...	2,200.00	15,950.00
	9/22/2003	Southwest Securities	11200-SSE CEF ...	1,200.00	17,150.00
	10/16/2003	Southwest Securities	11200-SSE CEF ...	2,600.00	19,750.00
	10/30/2003	Southwest Securities	11200-SSE CEF ...	200.00	19,950.00
	11/1/2003	Southwest Securities	11200-SSE CEF ...	5,000.00	24,950.00
	11/28/2003	Southwest Securities	11200-SSE CEF ...	1,600.00	26,550.00
	12/9/2003	Jurgen Dodgin	11200-SSE CEF ...	5,500.00	32,050.00
	12/18/2003	Jurgen Dodgin	11200-SSE CEF ...	300.00	32,350.00
Total 61600-Commissions Paid				32,350.00	32,350.00
61601-Broker Clearance Paid					0.00
	1/28/2003	Southwest Securities	40109-Income-OT...	1,665.75	1,665.75
	1/28/2003	Southwest Securities	-SPLIT-	106.75	1,772.50
	1/28/2003	Southwest Securities	61601-Broker Clea...	20.00	1,792.50
	3/25/2003	Southwest Securities	40114-Income-Ot...	536.50	2,329.00
	3/25/2003	Southwest Securities	40114-Income-Ot...	623.99	2,952.99
	4/22/2003	Southwest Securities	40101- Income NY...	618.25	3,571.24
	5/27/2003	Southwest Securities	40109-Income-OT...	1,081.50	4,652.74
	6/24/2003	Southwest Securities	40109-Income-OT...	1,979.50	6,632.24
	7/22/2003	Southwest Securities	40109-Income-OT...	1,443.25	8,075.49
	7/22/2003	Southwest Securities	40126-Income - N...	50.00	8,125.49

8:46 AM
02/?/04
Accrual Basis

Doding & Partners Brokerage, Inc.
General Ledger
As of December 31, 2003

	Date	Name	Split	Amount	Balance
	8/26/2003	Southwest Securities	40101- Income NY...	1,838.25	9,963.74
	9/18/2003	Southwest Securities	11200-SSE CEF ...	25.00	9,988.74
	9/23/2003	Southwest Securities	40109-Income-OT...	1,353.00	11,341.74
	10/28/2003	Southwest Securities	40109-Income-OT...	5,803.00	17,144.74
	10/28/2003	Southwest Securities	-SPLIT-	49.10	17,193.84
	10/28/2003	Southwest Securities	61601-Broker Clea...	20.00	17,213.84
	10/28/2003	Southwest Securities	61601-Broker Clea...	18.63	17,232.47
	10/31/2003	Southwest Securities	11200-SSE CEF ...	-870.45	16,362.02
	11/28/2003	Southwest Securities	40109-Income-OT...	5,468.75	21,830.77
	11/28/2003	Southwest Securities	-SPLIT-	709.94	22,540.71
	11/28/2003	Southwest Securities	61601-Broker Clea...	10.00	22,550.71
	11/28/2003	Southwest Securities	11200-SSE CEF ...	-820.31	21,730.40
	12/26/2003	Southwest Securities	40109-Income-OT...	4,080.00	25,810.40
	12/26/2003	Southwest Securities	11200-SSE CEF ...	-408.00	25,402.40
Total 61601-Broker Clearance Paid				25,402.40	25,402.40
63200-Interest Expense					0.00
Total 63200-Interest Expense					0.00
63250 - Postage/Delivery					0.00
	6/24/2003	Federal Exp	63300 - Broker Co...	18.99	18.99
	7/22/2003	Southwest Securities	40126-Income - N...	18.90	37.89
	8/26/2003	Federal Exp	40126-Income - N...	18.63	56.52
Total 63250 - Postage/Delivery				56.52	56.52
63300 - Broker Compliance					0.00
	1/28/2003	Broker Compliance	61601-Broker Clea...	675.00	675.00
	4/22/2003	Broker Compliance	11200-SSE CEF ...	442.00	1,117.00
	5/27/2003	Broker Compliance	11200-SSE CEF ...	325.00	1,442.00
	6/24/2003	Broker Compliance	-SPLIT-	300.00	1,742.00
	8/26/2003	Broker Compliance	40126-Income - N...	600.00	2,342.00
	10/28/2003	Broker Compliance	61601-Broker Clea...	300.00	2,642.00
	12/26/2003	Broker Compliance	11200-SSE CEF ...	300.00	2,942.00
Total 63300 - Broker Compliance				2,942.00	2,942.00
75000 - NASD Membership					0.00
Total 75000 - NASD Membership					0.00
75100 - NASD Renewals					0.00
Total 75100 - NASD Renewals					0.00
75300-Foreign Withholding Exp					0.00
Total 75300-Foreign Withholding Exp					0.00
63400 - G/L Investments					0.00
Total 63400 - G/L Investments					0.00
No accnt					0.00
Total no accnt					0.00
TOTAL				0.00	0.00